MANAGEMENT'S DISCUSSION & ANALYSIS

SEPTEMBER 30, 2022

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three and nine months ended September 30, 2022. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021, and the related notes contained therein which have been prepared under International Accounting Standards 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2021 and 2020, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by IASB. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF"), is available on SEDAR at www.sedar.com and on the Company's website www.silvercrestmetals.com. Readers are cautioned that, unless included in this MD&A, information on the Company's website does not form part of this MD&A.

The first, second, third, and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. All amounts are stated in United States dollars ("US$"), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar and "MX$" are to the Mexican peso. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

The effective date of this MD&A is November 11, 2022. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the productivity and timing of mine operation activities ; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company's environmental, social, and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly MX$, C$ and US$); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks and uncertainties related to the timing of mine operation activities; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101.

COVID-19 AND RESPONSE

During Q3 2022, there were no Government mandated suspensions of operations in Mexico, and our operations in Mexico have not been significantly impacted by existing and new variants of COVID-19 to date. The evolution of COVID-19 is periodically monitored and assessed, and reactive health procedures are in place at our Las Chispas Mine site for control, isolation, and quarantine, as necessary. These procedures continue to be reviewed and adjusted accordingly to the circumstances. The Company's focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company's operations and financial performance are dependent on it being able to operate at the Las Chispas Mine. In view of the constantly changing situation regarding COVID-19 pandemic, including the emergence of variant forms of the virus and the potential for further waves of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company's operations and its business. Outbreaks of COVID-19 in areas where the Company operates or restrictive directives of government and public health authorities could cause delays or disruptions in the Company's supply chain, restrict access to the Las Chispas Mine, limit its ability to transport and ship product, restrict access to processing and refinery facilities, or create impediments to market logistics. Suspensions of operations or curtailment of activities at the Company's Las Chispas Mine remains a risk to its business and operations.

NON-IFRS MEASURES

SilverCrest has included certain non-IFRS performance measures as detailed below. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

All-in Sustaining Cash Costs ("AISC") per ounce of silver equivalent - The Company defines AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative ("G&A") expenses, net of transaction related costs, severance expenses for management changes, and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment, and taxes. While there is no standardized meaning of the measure across the industry, the Company's definition is based on the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council all-in sustaining cost definition was established for the measure of gold; however, the Company, and other companies have converted it to silver equivalent for comparability to silver peers. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. For the purpose of the 2021 Feasibility Study (defined below), AISC does not include corporate G&A and exploration expenditures for the Las Chispas Mine.

Net Free Cash Flow - SilverCrest calculates net free cash flow by deducting cash capital spending from net cash provided by operating activities. Cash capital spending would only include expenditures on mineral properties, plant and equipment. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Companies calculation as net cash used in investing activities is used in place of cash capital spending. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

1.     DESCRIPTION OF BUSINESS

SilverCrest is a Canadian-based precious metals exploration and production company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and production assets in Mexico’s historic precious metal districts. SilverCrest’s primary focus is operating its Las Chispas Mine (“Las Chispas” or the “Las Chispas Mine” or the “Las Chispas Project”), in Sonora, Mexico. The Company’s ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the most recent AIF and on the Company's website, www.silvercrestmetals.com.

2.     HIGHLIGHTS

  During Q3, 2022, SilverCrest continued ramp-up of Las Chispas and produced 4,121 gold (“Au”) ounces (“oz”) and 373,513 silver (“Ag”) oz, or 731,628 silver equivalent (“AgEq”1). As of September 30, 2022, a total of 4,224 Au oz and 382,886 Ag oz, or 749,951 AgEq oz have been produced since plant startup in early June 2022.

  SilverCrest had its first metal sales of 140,276 Ag oz at an average metal price of $19.38 per oz, generating $2.7 million in revenue during Q3, 2022. At the end of Q3, 2022, there were 4,224 Au oz and 242,610 Ag oz, or 609,676 AgEq oz in finished goods and doré inventory.

  Processing plant daily tonnage and metallurgical recovery are tracking ahead of 2021 Feasibility Study2 ramp-up projections which outlined an estimated 850 tonnes per day (“tpd”) and metallurgical recoveries of 87.9% Au and 84.8% Ag, or 86.3% AgEq for the month of September 2022. The estimated actual results for September 2022 were 986 tpd with an average recovery of 96.3% Au and 96.8% Ag, or 96.6% AgEq.

  As planned, lower grade material was used during commissioning and sourced from historic stockpiles as well as low to medium-grade ore from underground mining. In September 2022, an estimated 29,570 tonnes grading 2.9 grams per tonne (“gpt”) Au and 299 gpt Ag, or 551 gpt AgEq were processed.

  During May 2022, Las Chispas plant construction along with other construction activities handled directly by SilverCrest, were completed ahead of schedule. The current forecast for total construction capital costs is $133.0 million which is below the $137.7 million 2021 Feasibility Study capital cost estimate.

  The project was fully energized by grid power in Q2, 2022 via a temporary connection to the national grid; reliability of this connection has been sub-optimal, but it is expected to improve with the permanent connection expected to be completed in Q4, 2022.

  During the nine months ended September 30, 2022, SilverCrest completed 5.7 km of underground development for a total of 23.2 km of underground development since 2019. Three of the four mining methods proposed in the 2021 Feasibility Study, long hole, cut and fill breasting (“C&F”) and resue, have progressed with the extraction of stopes in the Babicanora Main, Babi Vista, and Babi Norte veins. Long hole productivity has achieved the production target set out in the 2021 Feasibility Study; however, resue productivity has been below expectations due to safety considerations in certain instances. Consequently, the utilization of resue mining will be reduced, and when possible, replaced by C&F or long hole. The underground mine is also progressing its ramp-up with a target to exit 2022 at a rate of 600 to 700 tpd, as previously disclosed. In the month of October 2022, the Company exceeded the lower end of this tonnage target.

  At September 30, 2022, the total ore stockpile tonnage was approximately 284,200 tonnes. Based on lower mining rates and higher processing rates during ramp up, stockpiles are projected to be approximately 240,000 tonnes at the end of 2022. The 2021 Feasibility Study anticipated approximately 300,000 tonnes.

  At the end of September 2022, the Company’s 12 month moving average (“12MMA”) Lost Time Injury Frequency Rate (“LTIFR”) was 0.56 per 200,000 working hours and its 12MMA Total Recordable Injury Frequency Rate (“TRIFR”) was 4.5 per 200,000 working hours.

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1 AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1 calculated using $1,410 per oz Au and $16.60 per oz Ag.

2 NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 (the "2021 Feasibility Study").

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

  The Company advanced community projects, including water conservation and improvement activities, in alignment with the environmental and social factors materiality assessment and climate change scenario analysis completed in 2021. These and other climate related findings and initiatives will be disclosed in the Company’s inaugural Task Force on Climate Related Financial Disclosures (“TCFD”) and its water stewardship strategy with both expected to be released during Q4, 2022.

  An updated technical report remains on schedule for H1, 2023 which will allow for additional data from further in-vein drifting, initial months of stoping and processing ore, additional exploration drill results, initial stope delineation drill results, revised mining methods (resue) and a revised mine plan and schedule will be included. The report will also include updated operating and sustaining capital costs to reflect new technical information for the Las Chispas Mine and the impact of inflation since the Q3, 2020 cost base used in the 2021 Feasibility Study.

  Exploration drilling continues at Las Chispas and in 2023 will be budget dependent with a focus on replacement of extracted ore and targeting new resource ounces.

  As of September 30, 2022, SilverCrest was well-funded with cash and cash equivalents of $88.6 million. The strong cash position, together with the progress of the plant ramp up, resulted in the Company not drawing down on the final $30 million tranche of the $120.0 million project financing facility. As of September 30, 2022, the Company had a debt balance of $90 million.

  During the nine months ended September 30, 2022, the Company incurred income of $26.1 million (nine months ended September 30, 2021 – loss of $14.8 million), driven by a foreign exchange gain of $32.4 million (nine months ended September 30, 2021 – foreign exchange loss of $2.9 million) which was due to swings in the US$ and Mexican Peso; however, the Company had a comprehensive loss of $7.3 million (nine months ended September 30, 2021 – $11.5 million) after translating parent entity balances to the financial statement presentation currency of US$.

3.     DISCUSSION OF OPERATIONS

2021 Feasibility Study for the Las Chispas Project

Details of the 2021 Feasibility Study, including an updated mineral resource estimate and an initial mineral reserve estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 ("the Technical Report" or "2021 Feasibility Study"). The Technical Report was prepared by Ausenco Engineering Canada Inc. and one of its affiliates (together as "Ausenco") with the assistance of several other independent engineering companies and consultants.

Base Case metal prices used in this analysis were $1,500 per Au oz and $19.00 per Ag oz. These prices were based on consensus average long-term prices. A AgEq ratio of 86.9:1 (Ag:Au) applies throughout this MD&A to mineral resources and reserves, production and AISC 1 per oz. This analysis also assumed a foreign exchange rate of MX$20:US$1. The following list, in regard to the 2021 Feasibility Study, includes multiple estimates.

  Considered a 1,250 tpd operation, with an initial mine life of 8.5 years. On an after-tax basis, the Las Chispas Base Case NPV (5%) was $486.3 million, IRR of 52%, and a payback period of 1.0 year.

  Initial Proven and Probable Reserves of 3.35 million tonnes, grading 4.81 gpt Au and 461 gpt Ag, or 879 gpt AgEq totalling 94.7 million oz AgEq.

  Estimated metallurgical recoveries of 97.6% Au and 94.3% Ag.

  Outlined average annual production of 12.4 million oz AgEq from 2023 through 2029, with net free cash flow beginning in 2023.

  Estimated that the Company would start commissioning of the processing plant in Q2, 2022, with ramp-up through H2, 2022. The 2021 Feasibility Study anticipated that SilverCrest would have accumulated eight months (~300,000 tonnes) of mineralized material on surface when the processing plant is expected to reach nameplate capacity of 1,250 tpd (Q4, 2022), providing flexibility in the early stages of production.

  Average project-level life of mine (“LOM”) (8.5 years) AISC of $7.07 per oz AgEq, and $6.68 per oz AgEq over seven full years of production (2023-2029).

Las Chispas Processing Plant Ramp-Up and Q4, 2022 Commercial Production

At the end of May 2022, Ausenco completed construction and handed over the Las Chispas processing plant to SilverCrest, ahead of the 2021 Feasibility Study schedule. Other construction activities handled directly by SilverCrest (road, bridge, 55 km 33 kilovolt (“KV”) power line, dry stack tailings facility, and assay lab) have also been completed. The Comisión Federal de Electricidad (“CFE”, Mexico’s power authority) 26 km powerline is the last construction item outstanding (the site is already connected to the grid via a temporary connection to its 55 KV power line). Completion is expected within Q4, 2022. Please see note 3 - Las Chispas Power for further details.  The current forecast for total construction capital costs is $133.0 million which is below the $137.7 million budget estimated in the 2021 Feasibility Study.

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1 The Company reports non-IFRS measures which include AISC and Net Free Cash Flow in order to manage and evaluate operating performance. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. See the section entitled "Non-IFRS Measures" in this MD&A.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

During the first four months of commissioning, the Las Chispas processing plant has performed in-line or ahead of the design curve on all metrics. Throughput, recoveries, and plant availability have all shown improvements throughout this period.

During Q3, 2022, the Company produced 4,121 Au oz and 373,513 Ag oz, or 731,628 AgEq oz. As of September 30, 2022, a total of 4,224 Au oz and 382,886 Ag oz, or 749,951 AgEq oz have been produced since plant startup in early June 2022.

Processing plant daily tonnage and metallurgical recovery are tracking ahead of 2021 Feasibility Study ramp-up projections which outlined an estimated 850 tonnes per day and metallurgical recoveries of 87.9% Au and 84.8% Ag, or 86.3% AgEq for the month of September 2022. The estimated actual results for September 2022 were 986 tpd with an average recovery of 96.3% Au and 96.8% Ag, or 96.6% AgEq While the actual metallurgical recoveries are well ahead of the 2021 Feasibility Study design recovery rates, they were achieved at lower plant throughout (986 tpd) and may differ when the plant operates at design capacity of 1,250 tpd.

As planned, lower grade material was used during commissioning and sourced from historic stockpiles and low to medium-grade ore from underground mining. In September 2022, an estimated 29,570 tonnes grading 2.9 gpt Au and 299 gpt Ag, or 551 gpt AgEq were processed.

Plant availability has continued to increase since the start of commissioning, with availability in September 2022 of 90.3%, up from 65% in June 2022.

The plant metal inventory continued to increase and is expected to stabilize when grade and milling rate reach design levels. 4,224 Au oz and 242,610 Ag oz, or 609,676 AgEq oz were in finished goods – doré inventory at the end of Q3, 2022.

Subsequent to September 30, 2022, the Company declared commercial production. Declaration of commercial production was based on achieving a continuous two-month period operating the processing plant at a minimum of 80% capacity for its name plate design of 1,250 tpd (or 1,000 tpd) and showing a combined Au and Ag recovery or AgEq recovery of greater than 85%. For further details on the declaration of commercial production, please refer to the Company’s news release dated November 7, 2022. Plant design throughput of 1,250 tpd is expected to be reached in Q4, 2022. The go forward steady state throughput rate appropriate for the mine will be determined by the new reserves and revised mine plan expected to be completed as part of the updated technical report in H1, 2023.

Las Chispas Metal Sales

During Q3, 2022, the Company had its first sales of precious metal. A total of 140,276 Ag oz were sold at an average metal price of $19.38 per oz generating $2.7 million in gross revenue.

Las Chispas Power

The construction of the 55 km powerline managed by SilverCrest was completed in Q2, 2022 and as of August 2022 was 100% operational inclusive of all required supporting equipment. In addition to this 55km power line the Company constructed, CFE is responsible for the refurbishment of an additional 26 km power line which the Company is bearing the costs of. The Las Chispas operation is connected to the CFE grid but at a capacity limited to 6.4 megawatt ("MW") via a temporary CFE bypass. This limited grid power connection is adequate to support all major elements of the operation, however, the stability has been below target which has resulted in some minor production delays and disruptions. The final connection (7.6 MW) to the refurbished CFE Power line (88% complete as of September 30, 2022) is scheduled for Q4, 2022 and is expected to improve the stability of the connection.

The temporary diesel generation system supporting the operation until the power line was sufficiently operational has now been disconnected and demobilized from Las Chispas. The processing plant and the mine are equipped with emergency diesel power generation systems.

Las Chispas Underground Mining

In 2022, an additional 5.7 km of underground development has been completed, bringing the total to 23.2 km. In-vein drifting represents 5.8 km of this total. A total of 126,568 tonnes of ore have been mined from development and stoping activities in 2022 up to the end of September 2022, approximately 12% below the 2021 Feasibility Study target.

The ramp-up of underground stoping continues to progress. As stated in the 2021 Feasibility Study, the focus during production ramp-up is the refinement of mining methods and implementation of grade control procedures. These procedures involve the collection and use of detailed geological, geotechnical, and operational data to adjust mine plans and stope designs to minimize dilution and maximize ore recovery. At this point in 2022, long hole productivity has met the production rate set out in the 2021 Feasibility Study; however, resue productivity has been short of expectations due to safety considerations while completing the waste phase of the cycle. Consequently, the utilization of resue will be reduced, and when possible, replaced by C&F or long hole. During the quarter, SilverCrest successfully tested long hole in a resue stope at a much narrower width than set out in the 2021 Feasibility Study.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

As mentioned in SilverCrest’s news release dated September 14, 2022, the Company now anticipates ramping-up the underground mine to between 600 and 700 tpd by the end of Q4, 2022, lower than the 750 tpd stated in the 2021 Feasibility Study. In the month of October 2022, we exceeded the lower end of this tonnage target.

The 2021 Feasibility Study production profile included material from the historic lower grade stockpiles and the pre-production stockpile at Las Chispas for the ramp-up of the plant, increasing flexibility and reducing risk. The lower grade historic stockpiles (116,600 tonnes remaining) remain a key element for reducing risk, being used initially as a blending material for the ramp-up of the processing plant and as needed through the end of 2024 as the mining rate ramps up.  At September 30, 2022, the total ore stockpile tonnage was approximately 284,200 tonnes. Based on lower mining rates and higher processing rates during ramp up, stockpiles are projected to be approximately 240,000 tonnes. The 2021 Feasibility Study anticipated approximately 300,000 ore tonnes.

At September 30, 2022, the Company had inventory of $31.3 million which included stockpiled ore of $22.4 million and finished goods of $3.0 million. The Company did not have any inventory recorded prior to Q2, 2022. For further details on this inventory please refer to note 3 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

Safety, COVID-19, and Community

Safety has remained a top priority at Las Chispas. With the commencement of production, our team has focused its attention on the changing nature of the risks encountered in the stoping processes and interaction with our main underground contractor. At the end of  September 30, 2022, the Company’s 12MMA LTIFR stood at 0.56 per 200,000 working hours and its 12MMA TRIFR stood at 4.50 per 200,000 working hours. The Company follows the guidance of, and defines incidents according to, certain agencies of the U.S. Department of Labor’s Mine Safety and Health Administration such as the Occupational Safety and Health Administration (“OSHA”) and the Mine Safety and Health Administration. The LTIFR and TRIFR are based on the guidance and definitions of the OSHA and working hours include that of both employees and contractors. As of the date of this MD&A, the Company had no work-related fatalities including employees and contractors at all properties.

In 2021, the COVID-19 positivity rate was 0.6% prior to site access. In January 2022, this rate increased to 9.9% and was followed by a rate of 3.4% in February 2022. These increases caused delays in the underground progress (development and stoping) during Q1, 2022. By March 2022, the positivity rate fell to 0.2% and has remained at levels that have allowed for productivity and progress to resume at expected levels. As of September 30, 2022, the Company had incurred approximately $10.9 million of cumulative expenditures related to COVID-19. Due to continuing low COVID-19 case rates, as of September 2022, all strict COVID-19 protocols have been discontinued for Las Chispas.

At the end of Q3, 2022, there were approximately 900 workers active at the Las Chispas Mine (including site personnel, all contractors, remaining construction workers, and exploration personnel) with, 99% from Mexico, and more specifically, 64% from Sonora. The Company engaged more than 60 local businesses, most of which it continues to engage with, and finalized construction of the assay lab which is located in the nearby (14 km) community of Arizpe which is providing local full-time employment with the number of full-time employees expected to reach between 20 to 30 people. Once fully operational, it is estimated that the Las Chispas Mine will have approximately 400 to 450 full-time employees and contractors excluding off-site exploration personnel. This estimate will be up-dated as part of the updated technical report.

SilverCrest has made significant progress in regard to creating and implementing an environmental, social, and governance ("ESG") structure that is aligned around corporate material sustainability factors. Following an environmental and social factors materiality assessment and climate change scenario analysis completed in 2021, the Company is in the process of finalizing its first inaugural TCFD report with its release expected in Q4, 2022. Through the continuous stakeholder engagement efforts, the Company has identified water- related risk to be the most significant climate related challenge. As such, the Company has made it its top priority to work with its local communities and other stakeholders to identify opportunities to mitigate this risk. A comprehensive water stewardship strategy will also be released in Q4, 2022. SilverCrest is already working on phase one of the five-year water stewardship plan initiatives including:

● revitalization of a water intake valve that will enhance water intake at the river and guarantee year-round water to the agricultural zone of Arizpe;

● replacement of the principal collector sewage system in Arizpe which has been in use for over 40 years and is at risk of collapse; and,

● installation and replacement of damaged aqueducts to help in delivering water to the local communities that are heavily reliant on ranching and farming for their livelihoods.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

During Q3, 2022, the Company completed an independent voluntary ESG audit in which certain ESG metrics were audited by an independent third party. This audit identified gaps in metrics tracked and established a disclosure baseline in advance of our first sustainability report expected in 2024, after the Company's first full year of production in 2023.

Las Chispas Updated Technical Report

SilverCrest continues to advance the work required to complete the updated technical report in H1, 2023. This report will include additional infill and delineation drilling, further in-vein drifting, initial months of stoping, processing data, delineation drill results (stope and vein confirmation) for resource estimation and reconciliation completed since the 2021 Feasibility Study. This report will incorporate updated resources and reserves, updated metallurgical results, reconciliation (mine, stockpile and plant) including comparison to the 2021 Feasibility Study resource estimate, a revised mine plan, and updated operating and sustaining costs (which have increased due to high inflation) arising from any potential changes to the mine plan including, but not limited to, changes to the mining methods such as resue and the impact of inflation from the Q3, 2020 cost base used in the 2021 Feasibility Study.

Las Chispas Drill Program

During the nine months ended September 30, 2022, the Company completed 61,600 metres (234 drill holes) of drilling at Las Chispas.

Las Chispas exploration in 2022 has mainly continued to support the transition to production through further infill and delineation drilling of planned mining stopes and updated resource modelling. Results of drilling completed to the end of July 2022 will be included in the updated technical report.

The Q4, 2022 exploration focus at Las Chispas is to map and sample unexplored areas and generate new drill targets, continue expansion drilling along existing open veins and drill the targets previously generated for future reserve consideration and replacement of extracted ore. As of October 31, 2022, SilverCrest had 8 drill rigs (seven surface and one underground exploration drill rig) operating at Las Chispas. 2023 drilling will be budget dependent.

Las Chispas Expenditures

During the nine months ended September 30, 2022, the Company incurred $31.7 million of development related expenditures, for cumulative expenditures of $89.7 million at Las Chispas (refer to the table below), which have been classified as mineral property, plant, and equipment. These development costs include both underground development and exploration costs as well as accrued future reclamation and closure costs, all of which have been capitalized as incurred during the development stage. For further details on reclamation and closure provision costs, please refer to note 6 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022. The Company incurred cumulative expenditures to December 31, 2020, of $105.7 million prior to the development stage; as such these costs were expensed as exploration and evaluation expenditures in previous years through income (loss) and comprehensive loss.

The following table details the cumulative development expenditures at the Company's Las Chispas Property as no development expenditures were incurred prior to January 1, 2021:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

		Expenditures
		during the nine	Expenditures
	Total	months ended	cumulative to
	Expenditures	September 30,	September 30,
	during 2021	2022	2022
	US$ 000's	US$ 000's	US$ 000's
Development expenditures:
Assays	$1,037	$970	$2,007
Borrowing costs	3,734	7,635	11,369
Decline construction and underground workings	21,812	13,679	35,491
Depreciation	1,187	832	2,019
Drilling	10,722	5,441	16,163
Field and administrative costs	8,566	5,709	14,275
Process plant commissioning	-	4,228	4,228
Salaries and remuneration	5,679	875	6,554
Share-based compensation	1,382	465	1,847
Technical consulting services and studies	1,185	5,631	6,816
Reclamation and closure	2,669	(78)	2,591
Transfer of development expenditures to inventory(1)	-	(13,655)	(13,655)
TOTAL	$57,973	$31,732	$89,705

(1) During the nine months ended September 30, 2022, the Company reclassified $13.7 million of development expenditures to inventory. For further details on this reclassification, please refer to note 4 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

At September 30, 2022, the Company’s mineral property, plant and equipment balance included  acquisition costs of $4.3 million for the Las Chispas Property that was incurred in a prior year. During the nine months ended September 30, 2022, the Company also recorded additions of $21.1 million for the Las Chispas Mine as mineral property, plant and equipment including $11.1 million related to construction in progress.

El Picacho ("Picacho")

The Company completed an estimated 26,100 metres (97 drill holes) of drilling at Picacho during the nine months ended September 30, 2022 and incurred a total of $4.7 million for the Picacho property under exploration and evaluation expenditures during this period. Picacho exploration during 2022 has focused on expansion and infill drilling of current areas for potential resources. As of October 31, 2022, there were no active rigs active at Picacho with drills focusing on expanding potential resources at Las Chispas. Picacho exploration activities currently consist of permitting, access agreements, and mapping and sampling for newly defined targets. Approximately 75% of the property has not been explored.

Credit Facility

Under the $120.0 million project financing facility (the “Credit Facility”), which the Company entered into with an affiliate of RK Mine Finance on December 31, 2020, a final tranche of $30 million was available to the Company until August 31, 2022. The Company did not draw down the final tranche and as such reclassified $1.0 million of related transaction costs from prepaid expenses and other to mineral property, plant, and equipment as capitalized borrowing costs. For further details on this Credit Facility please refer to note 5 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

Corporate Update

● Effective March 31, 2022, Ross O. Glanville retired from the Company's Board of Directors. Please refer to the Company's news release dated March 31, 2022.

● In June 2022, the Company held its Annual General Meeting ("AGM"), where shareholders voted in favour of all items of business and the election of each director and re‐appointment of its auditors. At the Board of Directors meeting following the AGM, the

Board re‐appointed all executive officers. In addition, the shareholders approved the adoption of a new rolling 5.5% stock option plan for the Company.

● In July 2022, the Company appointed Anna Ladd-Kruger to its Board of Directors and granted her 25,000 stock options and 9,000 deferred share units. Please refer to the Company’s news release dated July 14, 2022.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

4.     SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q3, 2022	Q2, 2022	Q1, 2022	Q4, 2021
	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
		US$ 000's, Except Per Share Amounts
Revenue	$2,719	$-	$-	$-
Income (loss) for the period	$25,212	$9,605	$(8,747)	$(7,948)
Income (loss) per common share - basic	$0.17	$0.07	$(0.06)	$(0.06)
Income (loss) per common share - diluted	$0.17	$0.06	$(0.06)	$(0.06)

	Q3, 2021	Q2, 2021	Q1, 2021	Q4, 2020
	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
		US$ 000's, Except Per Share Amounts
Income (loss) for the period	$6,917	$(9,081)	$(12,652)	$(17,531)
Income (loss) per common share - basic	$0.05	$(0.06)	$(0.09)	$(0.14)
Income (loss) per common share - diluted	$0.05	$(0.06)	$(0.09)	$(0.14)

Q4, 2020, includes exploration and evaluation expenditures at the Las Chispas Mine. Exploration and evaluation expenditures decreased during 2021 as the Company commenced capitalization of Las Chispas development costs on December 29, 2020. The Company continued to incur exploration and evaluation expenditures related to its work at the Picacho Property which began during Q3, 2020.

The Company had a foreign exchange gain during Q3, 2022, Q2, 2022, and Q3, 2021 which was due to US$ and MX$ denominated balances as the value of US$ and MX$ increased, relative to the parent entity’s functional currency of C$. During Q3, 2022, Q2, 2022, and Q3, 2021 the Company also had a large adjustment on foreign currency translation as a result of translating parent entity balances to US$. This adjustment on foreign currency translation is an other comprehensive loss item, and included in comprehensive loss but not in regular income for the respective periods.

The Company started commissioning its Las Chispas plant during Q2, 2022 and had its first precious metal sales during Q3, 2022. For further details on revenue please refer to note 7 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

5.     RESULTS OF OPERATIONS

During the three and nine months ended September 30, 2022, income was $25.2 million and $26.1 million, respectively, compared to income of $6.9 million and loss of $14.8 million for the three and nine months ended September 30, 2021. Ranked in the order of largest to smallest period ending variance, the significant variations between these periods included primarily of the following:

	Three months ending			Nine months ending			Variance explanation
		September 30			September 30
	2022	2021	Variance	2022	2021	Variance
	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Foreign exchange gain (loss)	$25,681	$10,819	$14,862	$32,406	$(2,872)	$35,278	During 2022, the value of US$ increased, relative to C$ which resulted in realized foreign exchange gains in the parent entity which has a functional currency of C$, as it held $76.3 million (December 31, 2021 - $128.1 million) in US$ denominated cash and cash equivalents at September 30, 2022. During the nine months ended September 30, 2021, the value of the US$ decreased relative to C$; however, the US$ increased relative to the C$ during Q3, 2021. During 2022, the Company recognized unrealized foreign exchange gains resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative appreciation in the value of MX$ to C$ during 2022. During 2021, the value of the MX$ decreased relative to C$.
Revenue	$2,719	$-	$2,719	$2,719	$-	$2,719	The Company started commissioning of its Las Chispas plant during Q2, 2022 and had its first metal sales during Q3, 2022. For further details on this revenue please refer to note 7 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.
Exploration and evaluation expenditures	$(1,280)	$(2,588)	$1,308	$(4,669)	$(7,184)	$2,515	The Company completed approximately 58,900 metres of drilling at Picacho during the nine months ended September 30, 2021 compared to approximately 26,200 metres of drilling at Picacho during the nine months ended September 30, 2022. The decreased drilling at Picacho during the nine months ended September 30, 2022 resulted in decreased expenditures during this respective period.
Interest Income	$782	$250	$532	$1,925	$930	$995	The company held a higher amount of interest-bearing cash and cash equivalents combined with higher interest rates throughout the period compared to 2021.
Cost of sales	$(795)	$-	$(795)	$(795)	$-	$(795)	The Company had its first metal sales during Q3, 2022 and as such measured and recorded the related costs of producing this metal as cost of sales. Costs of production during the ramp-up phase are not necessarily indicative of costs to be expected after reaching commercial production.
Income tax recovery (expense)	$-	$(1)	$1	$57	$(287)	$344	During Q1, 2021, two Mexican subsidiaries had intercompany sales which were fully eliminated on consolidation for accounting purposes. However, for tax purposes, these sales resulted in taxable income in which the companies incurred income tax expense. These subsidiaries did not have intercompany sales during 2022 and a small recovery of income tax was recorded.
Share-based compensation	$(338)	$(123)	$(215)	$(717)	$(985)	$268	During the nine months ended September 30, 2022, and fiscal years 2021, and 2020, the Company granted 252,000, 1,562,500, and 225,000 stock options respectively. This led to more options vesting during the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. However, a decrease in the Company share price during the nine months ended September 30, 2022, resulted in a share-based compensation recovery of $0.2 million related to deferred share units ("DSUs") compared to the nine months ended September 30, 2021, which had share-based compensation expense of $0.9 million related to DSUs.
Remuneration	$(582)	$(475)	$(107)	$(1,785)	$(1,520)	$(265)	The Company had a higher head-count in 2022, compared to 2021, due to new hires and in line with increased activity. Also, there were increased compensation packages as a result of performance reviews in Q4, 2021.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

6.     LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has primarily financed its operations to date through the issuance of common shares and debt. The Company obtained its first debt financing at the end of 2020 (described below). The Company received inaugural revenues from its operations during Q3, 2022.

Assets

At September 30, 2022, the Company held $88.6 million (December 31, 2021 - $176.5 million) as cash and cash equivalents. The primary factors that contributed to the decrease in cash and cash equivalents from December 31, 2021 to September 30, 2022 include:

● $25.1 million (first nine months of 2021 - $20.0 million) used in operating activities primarily due to inventory costs, value-added taxes paid in Mexico ("IVA") that exceeded the amount of IVA refunded during the period, increase in accounts receivable primarily attributable to outstanding revenue and the payment of accounts payable and accrued liabilities;

● $50.3 million (first nine months of 2021 - $77.2 million) used in investing activities primarily due to construction in progress costs associated with the construction of the plant, buildings, and equipment, and Las Chispas mine development costs; and

● $4.7 million (first nine months of 2021 - $160.7 million provided by) used in financing activities primarily for the payment of interest on debt (see "6. Liquidity and Capital Resources Outlook - Liabilities").

Accounts receivable increased to $1.4 million (December 31, 2021 - $0.1 million) as of September 30, 2022, which consisted of trade receivables of $1.1 million (December 31, 2021 - $Nil), due from related parties of $0.1 million (December 31, 2021 - $0.1 million) and interest receivable of $0.2 million (December 31, 2021 - $Nil). Trade receivables consisted of revenue that had not been received by the Company as of September 30, 2022.

Inventory increased to $31.3 million (December 31, 2021 - $Nil) as of September 30, 2022, as the Company recognized inventory and the related costs in accordance with International Accounting Standards ("IAS") 16 - Property, Plant and Equipment and IAS 2 - Inventories. For further details on this inventory, please refer to note 3 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

Value-added taxes receivable increased to $28.4 million (December 31, 2021 - $23.3 million) as of September 30, 2022, which consisted primarily of IVA in Mexico of $28.4 million (December 31, 2021 - $23.3 million) that the Company has paid and is due to be recovered. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded $18.6 million, being the portion of the receivable that it estimates will be received within the next 12 months, as current and the remaining $9.8 million receivable as non-current. The Company received aggregate IVA refunds of $8.5 million during nine months ended September 30, 2022 (first nine months of 2021 - $6.1 million).

Mineral property, plant, and equipment increased to $216.4 million (December 31, 2021 - $165.7 million) primarily due to additions associated with the construction of the process plant, buildings, and equipment, and Las Chispas development costs.

Liabilities

As at September 30, 2022, accounts payable and accrued liabilities amounted to $11.8 million (December 31, 2021 – $10.4 million), which relates to various contractual obligations in the normal course of business. In addition, lease liabilities decreased to $0.3 million (December 31, 2021 – $0.4 million) as of September 30, 2022 due to lease payments made.

As at September 30, 2022, the Company’s debt balance was $90.0 million (December 31, 2021 – $90.0 million), or $87.7 million (December 31, 2021 - $87.2 million) net of $3.1 million (December 31, 2021 - $3.1 million) of cumulative transaction costs and cumulative accretion of $0.8 million to September 30, 2022 (December 31, 2021 - $0.3 million). The debt allowed the Company to draw up to $120.0 million on its secured project financing facility for the Las Chispas Mine. The remaining $30.0 million was available to the Company until August 31, 2022; however, the Company did not draw down this amount and as such reclassified $1.0 million of related transaction costs from prepaid expenses and other to mineral property, plant, and equipment as capitalized borrowing costs. During the nine months ended September 30, 2022, the Company also recognized interest expense of $6.5 million (first nine months of 2021 - $3.7 million) which was also recorded to mineral property, plant, and equipment as capitalized borrowing costs. Once the Company declares commercial production (declared during Q4, 2022), interest expense will begin to be expensed through income (loss) and comprehensive loss. For further details on this debt please refer to note 5 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

All amounts borrowed under the Credit Facility are due on December 31, 2024. Amounts borrowed under the Credit Facility incur interest at a rate of 6.95% per annum plus the greater of either the 3-month London Interbank Offered Rate ("LIBOR") (or agreed upon equivalent) or 1.5%. This LIBOR rate is expected to transition to alternative benchmark rates. At September 30, 2022, the Company and the lender had not agreed upon an equivalent benchmark to 3-month LIBOR. The Company anticipates a replacement benchmark will be determined in June 2023, when the 3-month LIBOR rate will be phased out. However, once a new benchmark is agreed upon, the Company may be required to re-estimate the contractual cash flows based on a new effective interest rate which could result in an adjustment to the carrying value of the debt. Interest is payable quarterly. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee (3% or 1.5% if prepaid before December 31, 2023 or December 31, 2024, respectively). For further details on the Credit Facility, please refer to note 5 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

As at September 30, 2022, reclamation and closure provision amounted to $2.8 million (December 31, 2021 - $2.7 million), which relates to the present value of estimated future net cash outflows to rehabilitate the Las Chispas Mine for disturbances in existence as of September 30, 2022. For further details on reclamation and closure provision, please refer to note 6 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

Liquidity outlook and risks

Prior to Q3, 2022, the Company had no source of revenue. The Company began earning revenue during Q3, 2022, with the startup and commissioning of the Las Chispas Mine and while processing ore, had not yet reached commercial production as of September 30, 2022 (subsequent to Q3, 2022, declared commercial production during Q4, 2022). The Company anticipates revenues to increase with ramp-up through Q4, 2022; however, there can be no assurance that the Company will be able to earn this revenue in the future or at the times anticipated. Management believes its cash and cash equivalents at October 31, 2022, of $90.8 million, and future revenues, will be sufficient to fund its exploration, development, and future operating activities and provide general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover and advance economically viable mineral deposits and successfully execute plant and mine commissioning, leading to successful operations and production at the Las Chispas Mine. The exploration, development, and operation of the Company’s properties may require additional financing, the availability of which is subject to several factors, many of which are beyond the Company’s control, including the impact of COVID-19. There is no assurance that future equity or debt financing will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on projected production and the results of its exploration and development programs, availability of financing, and industry conditions.

Commitments and contractual obligations

The Company occasionally will enter certain long-term leases as a lessee. Where they are not considered low value leases, the Company will recognize an asset and a liability in its consolidated statement of financial position. As at September 30, 2022, the Company had total lease liabilities of $0.3 million (December 31, 2021 - $0.4 million) of which $0.1 million (December 31, 2021 - $0.2 million) was a current liability.

The Company has certain 20-year lease agreements relating to the lease of surface rights so that the Company can pass over areas of land to access both its Las Chispas and Picacho properties. Annual surface right payments total $0.4 million.

At September 30, 2022, the Company had incurred $75.7 million in milestone payments (December 31, 2021 - $68.6 million), of the total fixed price EPC agreement of $76.5 million, which was recorded as construction in progress. At September 30, 2022, the Company had committed to incur an additional $0.8 million, including the remaining commitment to Ausenco for the EPC contract final milestone payment of $0.8 million, of costs related to construction in progress.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and contractual obligations shown in contractual undiscounted cash flows, at September 30, 2022:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

	Less		Between	Between	After
	than 1 year		1 - 3 years	4 - 5 years	5 years	Total
	US$ 000's		US$ 000's	US$ 000's	US$ 000's	US$ 000's
Accounts payable and accrued liabilities	$11,752		$-	$-	$-	$11,752
Lease liabilities	127		87	72	124	410
Credit facility(1)	8,434		100,583	-	-	109,017
Reclamation and closure provision(2)	-		-	-	5,843	5,843
TOTAL	$20,313	$	$100,670	$72	$5,967	$127,022

(1) Debt interest payments calculated based on interest rate in effect on September 30, 2022. Interest rate may vary (refer to "6. Liquidity and Capital Resources Outlook - Liabilities").

(2) Estimated undiscounted cash flows.

7.     USE OF PROCEEDS

Short Form Base Shelf

On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million at any time during the 25-month effective period of the prospectus. The objective of the prospectus is to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the period the prospectus is effective. During the nine months ended September 30, 2022, the short form base shelf prospectus lapsed.

February 22, 2021 Financing

On February 22, 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million ($131.4 million net proceeds). This bought deal financing offering was completed by way of a prospectus supplement to the base shelf prospectus.

The following table compares the estimated and actual use of net proceeds from the February 2021 prospectus offering (other than working capital 2) to September 30, 2022:

		Actual and
		accrued
		expenditures to
		September 30,
Description of expenditure	Estimated cost	2022
	US$ 000's	US$ 000's
For Las Chispas Property
Exploration infill and expansion drilling	40,000	15,429
Production ramp-up and inventory costs	10,000	10,000
Exploration work on other properties near Las Chispas	15,000	13,503

8.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt. The carrying value of accounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities related to DSUs, restricted share units ("RSUs") and performance share units ("PSUs") are measured using level 1 inputs. The Company's debt is recorded at amortized cost. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board. Foreign currency risk and commodity price risk are described below, and for further details on these risks, please refer to note 11 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

____________________________

2 Working capital is a non-IFRS measure which the Company defines as current assets less current liabilities, as reported in the audited consolidated statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
	US$ 000's	US$ 000's	US$ 000's
September 30, 2022
Cash and cash equivalents	$76,341	$128	$76,469
Accounts receivable	191	-	191
Value-added taxes receivable	-	28,394	28,394
Total financial assets	76,532	28,522	105,054
Less: accounts payable and accrued liabilities	(54)	(2,190)	(2,244)
Net financial assets	$76,478	$26,332	$102,810

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against MX$. With all other variables held constant, a 1% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net income (loss) for the period:

September 30, 2022
US$ 000's
C$/US$ exchange rate - increase/decrease 1%	$765
US$/MX$ exchange rate - increase/decrease 1%	$263

Commodity price risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of certain financial assets and net earnings. The Company's revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The prices of these metals are volatile and affected by many factors beyond the Company's control, and there can be no assurance that commodity prices will not be subject to wide fluctuations in the future. A substantial or extended decline in commodity prices could have a material adverse effect on the Company's consolidated financial position, consolidated income (loss) and comprehensive loss, consolidated cash flows, access to capital and the quantities of reserves that the Company can economically produce. The carrying value of the Company's mineral property, plant and equipment and inventory are sensitive to the outlook for commodity prices. A decline in the Company's price outlook could result in material impairment charges related to these assets. The Company does not use derivative instruments to hedge its commodity price risk to silver or gold.

9.     RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2022 and 2021, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021
	US$ 000's	US$ 000's
Professional fees - expense	$82	$94
Professional fees - capital stock issuance costs	$-	$126

	September 30, 2022	December 31, 2021
	US$ 000's	US$ 000's
Payable to Koffman Kalef LLP	$5	$6

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

			Expensed/(Recovered)
	Mineral	Cost of		Exploration	Total
	property, plant,	sales/		and evaluation
	and equipment	Inventory	Remuneration	expenditures
	US$000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Nine months ended September 30, 2022
Management fees(1)	$136	$-	$90	$80	$306
Management remuneration(2)	215	115	279	25	634
Director fees	-	-	220	-	220
Share-based compensation - stock options	305	83	365	99	852
Share-based compensation - share units(3)	47	34	(154)	14	(59)
	$703	$232	$800	$218	$1,953

Nine months ended September 30, 2021
Management fees(1)	$143	$-	$71	$76	$290
Management remuneration(2)	269	-	352	9	630
Director fees	-	-	211	-	211
Share-based compensation - stock options	295	-	377	65	737
Share-based compensation - share units(3)	-	-	260	-	260
	$707	$-	$1,271	$150	$2,128

(1) Total management fees and short-term benefits were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO.

(3) Share units is comprised of RSUs, PSUs and DSUs. Please see note 9 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022 for further details.

Other transactions

• The Company paid remuneration to Nathan Fier (an employee providing technical services who is an immediate family member of the CEO). During the nine months ended September 30, 2022 and 2021, the Company recorded the following for this employee:

		Expensed
	Mineral	Remuneration	Exploration and	Total
	property, plant,	expense	evaluation
	and equipment		expenditures
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Nine months ended September 30, 2022
Remuneration	$55	$10	$35	$100
Share-based compensation - stock options	29	5	19	53
Share-based compensation - restricted share units	3	1	2	6
	$87	$16	$56	$159

Nine months ended September 30, 2021
Remuneration	$49	$19	$27	$95
Share-based compensation - stock options	29	11	16	56
	$78	$30	$43	$151

• The Company recorded a loan receivable due from the COO of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2022. The loan receivable balance is as follows:

	September 30, 2022	December 31, 2021
	US$ 000's	US$ 000's
Loan receivable	$41	$44

• The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During the nine months ended September 30, 2022 and 2021, the following transactions occurred:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021
	US$ 000's	US$ 000's
Costs allocated to Goldsource	$53	$76

	September 30, 2022	December 31, 2021
	US$ 000's	US$ 000's
Receivable from Goldsource	$19	$23

10. OUTSTANDING SHARE CAPITAL

As of November 11, 2022, the Company had the following common shares, options and share units issued and outstanding:

Security	C$ per share	Expiry	Issued and
			Outstanding
Common Shares			146,498,764
	C$ per share	Expiry
Options(1)	C$1.94 - C$12.63	Jan 4, 2023 - Jul 11, 2027	5,550,200
DSUs, RSUs and PSUs(1)(2)	-	-	186,500
Fully Diluted			152,235,464

(1) Each option is convertible or exchangeable into one common share of the Company. The Board of Directors may elect one or any combination of the following settlement methods for the settlement of DSUs, RSUs and PSUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. Where settlement through shares is chosen, each DSU, RSU and PSU is convertible or exchangeable into one common share of the Company.

(2) This excludes all DSUs issued under the former cash-settled DSU plan and those issued under the Company's Equity Share Unit Plan ("ESUP") prior to April 1, 2022 as they are now cash-settled and as such not dilutive. On April 1, 2022, the Board determined all 66,000 DSUs, 10,500 of which were settled during Q2, 2022, granted prior to April 1, 2022 under the ESUP are to be settled in cash.

11.     OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2022, the Company had no off-balance sheet arrangements.

12. PROPOSED TRANSACTION

As at September 30, 2022, and the date hereof, the Company had no disclosable proposed transaction. It is the Company's policy not to disclose transactions until they are fully executed.

13. CHANGES IN ACCOUNTING POLICIES

Revenue

The Company early adopted the Amendments to IAS 16 "Property, Plant, and Equipment" during the year ended December 31, 2021, pursuant to which proceeds from sales occurring before the Las Chispas Mine is operating in the manner intended by management should be recognized in the consolidated statement of income (loss) and comprehensive loss, together with the costs of producing those items. The Company measured the costs of production, while the Las Chispas Mine was in commissioning , in accordance with IAS 2 "Inventories".

During the nine months ended September 30, 2022, the Company earned revenue from operations for the first time and as such adopted an accounting policy on revenue, describing when and how the Company reports revenue from metal sales. For further details on this revenue accounting policy, please refer to note 7 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

Inventory

During the nine months ended September 30, 2022, the Company recorded inventory for the first time and as such adopted an accounting policy on inventory, describing how the Company accounts for and presents inventories, particularly production inventory and materials and supplies inventories. For further details on this inventory accounting policy, please refer to note 3 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

14.     RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Trend and Risk Factors" in the Company's Annual MD&A for the year ended December 31, 2021 for other risks affecting or that could potentially affect the Company. Important risk factors to consider, among others, are:

● Activities of the Company may be financially impacted by the COVID-19 pandemic;

● Limited history of operations and no history of earnings;

● Limited revenue from operations (the Company's first revenue was during Q3, 2022); requirement for additional capital and financing risks;

● Exploration and development activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses;

● Uncertainties and risks relating to technical studies such as the Las Chispas 2021 Feasibility Study;

● Development plans and cost estimates for Las Chispas may vary or not be achieved;

● Economic market conditions for mining including, but not limited to, fluctuating precious metal prices and cost pressures related to high rates of inflation;

● Interest rate and Credit Facility risk;

● New, or changes to, government policies such as those on taxation and mining; and

● Uncertainties and risks relating to the Las Chispas ramp up underway as commercial production only recently declared during Q4, 2022.

15.     CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the period. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2021. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must estimate the recoverable value of the Company's non-current assets and determine whether or not indicators of impairment are present. When calculating the estimated fair values of cash generating units for non-current asset impairment tests management is required to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets including mineral property, plant, and equipment.

Functional currency

The functional currency for an entity is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the parent entity to be C$ and its subsidiaries to be US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments related to stock options. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

Mineral property, plant, and equipment and assets ready for intended use

Determining when the Las Chispas Mine, processing plant, and other assets are in the condition necessary to be capable of operating in the manner intended by management is a matter of judgment. The Company has established a framework in the context of IAS 16 – Property, Plant and Equipment with respect to determining when the Las Chispas Mine and processing plant are deemed to be capable of operating in the manner intended by management. This framework considers factors such as the physical and technical performance of the asset. At September 30, 2022, management determined that the Las Chispas Mine and processing plant had not yet reached commercial production as they were not yet operating in the manner intended by management. Subsequent to September 30, 2022, the Company determined the Las Chispas Mine was now operating in the manner intended by management and as such declared commercial production had been achieved. For further information on the declaration of commercial production, please refer to the Company’s news release dated November 7, 2022.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2022	TSX: SIL | NYSE American: SILV

Inventory valuation and cost

The measurement of inventory, including the determination of its net realizable market value ("NRV"), especially as it relates to metal processing inventory involves the use of estimates.

Las Chispas has mineral stockpiles that are valued at the lower of weighted average cost and NRV. This is the same for work-in-process and finished goods. NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell, discounted where applicable. In determining the value of these stockpiles, the Company makes estimates of tonnages, grades, and the recoverability of ore in these stockpiles to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales and a reduction to working capital. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and processing and selling costs all requires significant assumptions that impact the carrying value of inventories.

The cost of inventory includes:

● Mining costs incurred in production such as labour, material costs, and amortization;

● Mining overhead is allocated to inventory based on a monthly allocation prepared by the Company; and

● Indirect and plant costs that attribute to mining production.

Estimate of reclamation and closure cost provision

The Company's provision for reclamation and closure costs represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and closure. The expected timing of expenditures can also change, for example, in response to changes in mineral reserves, production rates, or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.

16. INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the nine months ended September 30, 2022, the Company had revenue for its first time on the sale of precious metals. The Company also recorded inventory for the first time during the nine months ended September 30, 2022. The Company established certain new controls and procedures in relation to the new revenue and inventory to maintain adequate internal control over financial reporting.

Except for the new revenue and inventory controls and procedures noted above, there have been no significant changes in the Company's internal control over financial reporting during the nine months ended September 30, 2022, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.